Basel, 6 June 2005

New CERA year-long data show sustained and stable control of anemia in dialysis patients

Results achieved with once-monthly dosing

New data from a year-long study have shown that CERA, the first Continuous Erythropoietin Receptor Activator from Roche, provided sustained and stable control of hemoglobin levels with dosing intervals up to four weeks in dialysis patients who suffer from anemia.[1] A combined analysis of this study and another, found that hemoglobin levels were maintained within the target range recommended by international treatment guidelines[2] and were achieved irrespective of patients' gender, race, age or diabetic status.[3] These data were presented during the European Renal Association – European Dialysis and Transplant Association (ERA-EDTA) congress in Istanbul.

Increasing the numbers of patients who are maintained within target hemoglobin levels set by treatment guidelines is a major challenge and sometimes difficult for physicians to achieve in the treatment of anemia associated with chronic kidney disease (CKD). This control is important as hemoglobin levels are associated with lower mortality risk and reduced hospitalization as well as increases in patient quality of life and physical functioning[4].

Professor Francesco Locatelli, Scientific Director of A. Manzoni Hospital and Head of the Department of Nephrology in Lecco, Italy, who presented the data said "These data suggest that subcutaneous administration of CERA may achieve sustained and stable control of hemoglobin within guideline ranges and this is promising news for nephrologists since the most recent results of the European Survey on Anemia Management noted that a third of patients are not yet achieving a hemogloblin level greater than or equal to 11g/dL."

Study Details
The data from this randomized, multicenter, dose-ranging phase II trial showed that administration of subcutaneous CERA provided a consistent haemoglobin response regardless of how frequently it was administered. Mean hemoglobin levels of 11.15 g/dL were achieved when CERA was administration once every four weeks; administration once every three weeks achieved a haemoglobin level of 11.18 g/dL; once a week dosing achieved a haemoglobin level of 11.33g/dL.

The analysis, which involved 61 patients, is the first to be presented from a 12-month extension period which continued from a phase II CERA study in dialysis patients with chronic renal anemia who were previously treated with subcutaneous epoetin.

About CERA
CERA is an innovative anti-anemia agent which stimulates red blood cell production at the receptors involved in a novel and continuous fashion. Roche has

undertaken the largest phase II – III program ever for a drug treating renal anemia with 10 trials involving more than 2,700 patients. It is currently in phase III of its development in CKD and Roche aims to file it worldwide with health authorities in 2006.

About Anemia
Anemia affects up to 90% of patients with renal disease from patients with early stage CKD to patients with kidney failure requiring dialysis. Anemia refers to when patients experience a lower than normal level of red blood cells or the hemoglobin in them. Hemoglobin enables red blood cells to carry oxygen throughout the body and therefore, when the body is starved of the oxygen it requires, extreme fatigue sets in along with dizziness, pale skin and other serious clinical complications as the body works harder to carry the oxygen that remains.

Normally, when the body senses a decrease in red blood cells or a decrease in oxygen, more erythropoietin (a protein produced by the kidneys) is created. This protein stimulates the production of oxygen-carrying red blood cells in the bone marrow which raises the red blood cell count. When this natural mechanism is hindered (as in kidney disease patients), it is necessary to stimulate the receptors to produce red blood cells with agents such as CERA, which will be the first continuous erythropoietin receptor activator, which closely mimicks the body's natural control of red blood cell production.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Note to the editor:
A second CERA poster presented at the ERA-EDTA analysed the 12-month extension periods from two Phase II studies investigating intravenous (IV) or subcutaneous (SC) administration of CERA in dialysis patients previously treated with epoetin (and included the study reported on above by Prof. Locatelli). It examined the impact of gender, age, race and diabetic status on mean haemoglobin levels over time and found no significant differences were observed between males or females, younger or older patients, Caucasians versus non-Caucasians or diabetic versus non-diabetic patients. The poster concluded that "these data indicate that CERA administered IV or SC maintains control of Hb levels within guideline ranges in dialysis patients."

1 Locatelli, Francesco et al. Subcutaneous CERA (Continuous Erythropoietin

Receptor Activator) Maintains Hemoglobin Concentrations With Dosing Intervals Up To 4 Weeks In Dialysis Patients. ERA-EDTA 2005
2 Locatelli F, Aljama P, Barany P, Canaud B, Carrera F, Eckardt KU, Horl WH, Macdougal IC, Macleod A, Wiecek A, Cameron S; European Best Practice Guidelines Working Group. Revised European best practice guidelines for the management of anaemia in patients with chronic renal failure. Nephrol Dial Transplant. 2004 May;19 Suppl 2:ii1-47
3 Dougherty Frank C et al. Adequate Hemoglobin Levels Are Maintained With Continuous Erythropoietin Receptor Activator (CERA) In Dialysis Patients Regardless of Gender, Age, Race, And Diabetic Status. ERA-EDTA, 2005.
4 Pisoni et al. Anemia Management and Outcomes From 12 Countries in the Dialysis Outcomes and Practice Patterns Study (DOPPS). AmJ Kidney Dis 44:94-111.

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Roche - Investor Update

Roche

Investor Update

Basel, 3 June 2005

NeoRecormon offers patients maximum anaemia control with minimum injection discomfort compared to Aranesp

Comparative new French data show that subcutaneous injection of NeoRecormon is significantly less painful than Aranesp

New data from a comparative study show that people experience significantly less pain and discomfort when given subcutaneous injections of the anaemia treatment NeoRecormon (epoetin beta) compared to Aranesp (darbepoetin alfa).[1,2] Both treatments (erythropoiesis-stimulating agents (ESAs)) are widely used to treat anaemia in patients suffering from renal disease or cancer. This data are good news as ESAs have to be taken regularly and local pain and discomfort can affect patients' willingness to continue with treatment.

Commenting on the new data Professor François Berthoux of the CHU Saint Etienne, France and scientific committee member of the study said, "Our findings demonstrated that subcutaneous administration of NeoRecormon causes less pain and discomfort and was better tolerated than Aranesp."

ESAs can either be given via intravenous or subcutaneous injections. Injection into the skin of ESAs has a number of advantages, as it allows individuals to self-administer at their convenience, treatment can therefore continue without the need for clinic visits. In addition, the subcutaneous route of administration is recommended in treatment guidelines for patients with chronic kidney disease (CKD) not undergoing dialysis, for both economic and practical reasons. Subcutaneous NeoRecormon achieves the same therapeutic effect as intravenous administration with a lower dose requirement when used in the treatment of renal disease.[3] Importantly, sustaining subcutaneous use in CKD patients helps preserve patients' venous status for future hemodialysis.[4]

The new data will be presented simultaneously at the Congress of the European Hematology Association (EHA) in Stockholm and the European Renal Association – European Dialysis and Transplant Association (ERA-EDTA) congress in Istanbul.

These results are in line with those reported from a study in paediatric patients where subcutaneous injections of Aranesp were found to be more painful that those of NeoRecormon in the majority of patients.[5]

Study design and results

Study design

The study was a comparative, single centre, randomised cross-over trial involving 40 healthy volunteers. After subcutaneous administration of saline (placebo), subjects were randomized to receive identical volumes (0.3ml) and doses (6000 IU or 30μg respectively) of either NeoRecormon or Aranesp over 2 consecutive

study periods according to a cross-over design. For pain evaluations, a qualitative verbal scale ranging from no pain (0) to extremely painful (5) and a 10cm un-graduated Visual Analogue Scale (VAS) (0 = no pain, 10 = maximal pain) were used.

Intent to treat (ITT) Results
Median verbal pain score immediately after injection was 0 for placebo (0.0-1.5), 0 (0.0-1.0) for NeoRecormon and 2 (1.0-3.0) for Aranesp ($p < 0.0001$, NeoRecormon vs. Aranesp). The median VAS immediately after injections were 0.4 (0.0-2.3) for placebo, 0.5 (0.0-1.5) for NeoRecormon and 2.0 (1.4-4.2) for Aranesp ($p < 0.0001$, NeoRecormon vs. Aranesp). Pain was considered moderate to severe immediately after injection for 12.5 % of subjects on placebo, 5.4% on NeoRecormon and 37.5 % on Aranesp.

Roche in anaemia
In the field of anaemia therapy, NeoRecormon (epoetin beta) is Roche's leading treatment for anaemic patients with kidney disease and cancer with over 15 years of experience. Patients who are anaemic and who have renal disease or cancer benefit from treatment with NeoRecormon because it helps give back the energy they need to live the lives they are used to.

Roche is developing the first Continuous Erythropoietin Receptor Activator (CERA) for global commercialisation in renal and cancer related anaemia. CERA is the first of a new class of continuous erythropoietin receptor activators. CERA has a different activity at the receptor which, based on current results, promises to deliver rapid, stable and sustained correction of anemia.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References
1. B. Coiffier, F. Berthoux, P. Fiorentini, F. Montestruc. Pain at the injection site; results of a cross-over study comparing epoetin beat and darbepoetin alfa administered subcutaneously in healthy volunteers. Poster 0281. Congress of the European Hematology Association (EHA) Stockholm, 2005
2. G Choukroun, S Gelu-Mantoulet, S Rouanet, A de Chasteigner, F Montestruc, F Berthoux. Pain at the Injection Site: Results of the first cross-over study comparing Epoetin betà and Darbepoetin alfa administered subcutaneously in healthy volunteers. Poster, June 6, European Renal Association – European Dialysis and Transplant Association (ERA-EDTA), Istanbul, 2005.
3. Besarab A, Reyes CM and Hornberger J Am J Kidney Dis 2002 40:3 439-46.
4. Locatelli F, et al: European Best Practice Guidelines Working Group. Revised

European best practice guidelines for the management of anaemia in patients with chronic renal failure. Nephrol Dial Transplant 19 (Suppl 2) : 1-47, 2004
5. Schmitt CP, Brummer C, Rosenkranz J et al. Increased injection pain with darbepoetin alpha compared to epoetin beta: a double-blind study in pediatric patients. Poster SU-PO068, 37th Annual Meeting of the American Society of Nephrology; October 29-November 1 2004.

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Roche

Investor Update

June 03, 2005 8:00 AM

NeoRecormon offers patients maximum anaemia control with minimum injection discomfort compared to Aranesp
Comparative new French data show that subcutaneous injection of NeoRecormon is significantly less painful than Aranesp

New data from a comparative study show that people experience significantly less pain and discomfort when given subcutaneous injections of the anaemia treatment NeoRecormon (epoetin beta) compared to Aranesp (darbepoetin alfa). (1), (2) Both treatments (erythropoiesis-stimulating agents (ESAs)) are widely used to treat anaemia in patients suffering from renal disease or cancer. This data are good news as ESAs have to be taken regularly and local pain and discomfort can affect patients' willingness to continue with treatment.

Commenting on the new data Professor François Berthoux of the CHU Saint Etienne, France and scientific committee member of the study said, "Our findings demonstrated that subcutaneous administration of NeoRecormon causes less pain and discomfort and was better tolerated than Aranesp. "

ESAs can either be given via intravenous or subcutaneous injections. Injection into the skin of ESAs has a number of advantages, as it allows individuals to self-administer at their convenience, treatment can therefore continue without the need for clinic visits. In addition, the subcutaneous route of administration is recommended in treatment guidelines for patients with chronic kidney disease (CKD) not undergoing dialysis, for both economic and practical reasons. Subcutaneous NeoRecormon achieves the same therapeutic effect as intravenous administration with a lower dose requirement when used in the treatment of renal disease. (3) Importantly, sustaining subcutaneous use in CKD patients helps preserve patients' venous status for future hemodialysis. (4)

The new data will be presented simultaneously at the Congress of the European Hematology Association (EHA) in Stockholm and the European Renal Association - European Dialysis and Transplant Association (ERA-EDTA) congress in Istanbul.

These results are in line with those reported from a study in paediatric patients where subcutaneous injections of Aranesp were found to be more painful that those of NeoRecormon in the majority of patients. (5)

Study design and results

Study design

The study was a comparative, single centre, randomised cross-over trial involving 40 healthy volunteers. After subcutaneous administration of saline (placebo), subjects were randomized to receive identical volumes (0.3ml) and doses (6000 IU or 30µg respectively) of either NeoRecormon or Aranesp over 2 consecutive study periods according to a cross-over design. For pain evaluations, a qualitative verbal scale ranging from no pain (0) to extremely painful (5) and a 10cm un-graduated Visual Analogue Scale (VAS) (0 = no pain, 10 = maximal pain) were used.

Intent to treat (ITT) Results

Median verbal pain score immediately after injection was 0 for placebo (0.0-1.5), 0 (0.0-1.0) for NeoRecormon and 2 (1.0-3.0) for Aranesp ($p < 0.0001$, NeoRecormon vs. Aranesp). The median VAS immediately after injections were 0.4 (0.0-2.3) for placebo, 0.5 (0.0-1.5) for NeoRecormon and 2.0 (1.4-4.2) for Aranesp ($p < 0.0001$, NeoRecormon vs. Aranesp). Pain was considered moderate to severe immediately after injection for 12.5 % of subjects on placebo, 5.4% on NeoRecormon and 37.5 % on Aranesp.

Roche in anaemia

In the field of anaemia therapy, NeoRecormon (epoetin beta) is Roche's leading treatment for anaemic patients with kidney disease and cancer with over 15 years of experience. Patients who are anaemic and who have renal disease or cancer benefit from treatment with NeoRecormon because it helps give back the energy they need to live the lives they are used to.

Roche is developing the first Continuous Erythropoietin Receptor Activator (CERA) for global commercialisation in renal and cancer related anaemia. CERA is the first of a new class of continuous erythropoietin receptor activators. CERA has a different activity at the receptor which, based on current results, promises to deliver rapid, stable and sustained correction of anemia.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References

(1) B. Coiffier, F. Berthoux, P. Fiorentini, F. Montestruc. Pain at the injection site: results of a cross-over study comparing epoetin beat and darbepoetin alfa administered subcutaneously in healthy volunteers. Poster 0281. Congress of the European Hematology Association (EHA) Stockholm, 2005

(2) G Choukroun, S Gelu-Mantoulet, S Rouanet, A de Chasteigner, F Montestruc, F Berthoux. Pain at the Injection Site: Results of the first cross-over study comparing Epoetin beta and Darbepoetin alfa administered subcutaneously in healthy volunteers. Poster, June 6, European Renal Association - European Dialysis and Transplant Association (ERA-EDTA), Istanbul, 2005.

(3) Besarab A, Reyes CM and Hornberger J Am J Kidney Dis 2002 40:3 439-46.

(4) Locatelli F, et al: European Best Practice Guidelines Working Group. Revised European best practice guidelines for the management of anaemia in patients with chronic renal failure. Nephrol Dial Transplant 19 (Suppl 2) : 1-47, 2004

(5) Schmitt CP, Brummer C, Rosenkranz J et al. Increased injection pain with darbepoetin compared to epoetin : a double-blind study in pediatric patients. Poster SU-PO068, 37th Annual Meeting of the American Society of Nephrology; October 29-November 1 2004.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

General inquiries:
International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

With best regards,
Your Roche Investor Relations Team

F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
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